April 2, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jeffrey Gordon and Jean Yu

Re:	Commercial Metals Company
Form 8-K Filed January 8, 2024
Response dated March 14, 2024
File No. 001-04304

Ladies and Gentlemen:

This letter sets forth the response of Commercial Metals Company (the “Company”) to the comment of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated March 19, 2024, with respect to the above-referenced filing and the Company’s response letter dated March 14, 2024. For your convenience, the Staff’s comment is set forth in bold below, followed by the response of the Company.

Form 8-K Filed January 8, 2024

Exhibit No. 99.1, page 12

2.

Please refer to prior comment 2 of our letter dated February 29, 2024. Based on your March 14, 2024 response, mill operational commissioning costs appear to be normal operating expenses necessary to operate your business. As such, the adjustment to your non-GAAP financial measures for these costs appears to be inconsistent with Question 100.01 of the Compliance & Disclosure Interpretations on Non-GAAP Financial Measures. Please revise your presentations in future filings to remove this adjustment from your non-GAAP financial measures.

Response: The Company respectfully acknowledges the Staff’s comment. In future filings and releases, the Company will limit the information provided to only a discussion of the costs incurred and will not include adjustments for “Mill operational commissioning costs” in its non-GAAP financial measures in any period presented.

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U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

April 2, 2024

If you have any questions or require any additional information, please do not hesitate to contact the undersigned at 972-308-5293 or by e-mail at paul.lawrence@cmc.com.

Very truly yours,

/s/ Paul J. Lawrence
Paul J. Lawrence
Senior Vice President and Chief Financial Officer

cc:

Peter Matt, President and Chief Executive Officer

Jody Absher, Senior Vice President, Chief Legal Officer and Corporate Secretary

Lindsay Sloan, Vice President and Chief Accounting Officer

Audit Committee of the Board of Directors

Jennifer Wisinski, Esq., Haynes and Boone, LLP
Rosebud Nau, Esq., Haynes and Boone, LLP Marty DenBraber, Deloitte & Touche LLP